October 15, 2024

Fareed Aljawhari
Chief Executive Officer
Micropolis Holding Company
Warehouse 1, Dar Alkhaleej Building
Dubai Production City, Dubai, UAE

       Re: Micropolis Holding Company
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 27, 2024
           File No. 333-276231
Dear Fareed Aljawhari:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 3, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed September 27, 2024 Use of Proceeds, page 36

1. We note your revised disclosure that a portion of your net proceeds will be used for repayment of related party loans. Please provide the disclosure required by Item 3.C.4 of Form 20-F.
2. We note that you expect to receive net proceeds of approximately $16,322,899 after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by you. However, it is not clear how this amount was calculated or determined, and it appears that you may have excluded the estimated offering expenses of $950,000 and included the repayment of related party loans in your calculation of net proceeds as defined above. Please revise the amount of your expected net proceeds to reflect amounts as defined in your disclosure in the first
 October 15, 2024
Page 2

       sentence at the top of page 36. We remind you that repayment of related party loans is a use of net proceeds. Please also revise your capitalization table to reflect estimated offering expenses in your calculation of net proceeds.
Capitalization, page 38

3. Please revise the table to incorporate your related party loans as part of your capitalization. Refer to Item 4(a) of Form F-1 and Item 3.B of Form
20-F.
Related Party Transactions
Loan Arrangement with a Related Party, page 92

4.     We note your revised disclosure that the amounts due to Mr. Egor
Romanyuk and
       Mr. Fareed Aljawhari mature post-IPO. Please revise to clarify the maturity date.
Financial Statements
General, page F-1

5. Please provide updated financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.
26. Events After Reporting Date, page F-33

6. Please revise your footnote to disclose the date when these financial statements were authorized for issue and who gave that authorization. Refer to paragraph
17
       of IAS 10.
       Please contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Lawrence Venick